May 8, 2009

Mail Stop 3010

Mr. Roger F. Millay
Chief Financial Officer
Watson Wyatt Worldwide, Inc.
901 N. Glebe Rd.
Arlington, VA 22203

> RE: **Watson Wyatt Worldwide, Inc.**
> **Form 10-K for the year ended June 30, 2008; Filed August 15, 2008**
> **Schedule 14A; Filed October 14, 2008**
> **File No. 1-16159**

Dear Mr. Millay:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kristi Marrone
Staff Accountant